UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended December 31, 2024

CancerVAX, Inc.

Commission File No. 024-12130

Nevada

(State or other jurisdiction of incorporation or organization)

1633 W Innovation Way Floor 5

Lehi, UT 84043

(805)-356-1810

86-2876870

Employer Identification Number

In this Annual Report, the terms “CancerVAX,” “we,” “us,” “our,” or “the Company” refers to CancerVAX, Inc. This discussion contains forward-looking statements reflecting our plans, estimates and beliefs. Our actual results differ materially from those discussed in these forward-looking statements.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probably,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Item 1. Business

Overview

CancerVAX was incorporated under the laws of the State of Nevada on March 26, 2021, as “CancerVAX, Inc.”

CancerVax is a pre-clinical biotech company developing a novel Universal Cancer Treatment Platform that will be customizable as an injection, to treat many types of cancer. Powered by artificial intelligence, our unique approach DETECTS, MARKS, and KILLS only cancer cells using the body’s own immune system. Other immunotherapies have had very limited success trying to teach the immune system how to recognize cancer cells. Instead, we intend to make cancer cells look like a common disease that it already recognizes, such as measles, and “trick” the body into killing these “disguised” cancer cells with strength.

We filed patent applications in October 2021, and August 2024, and October 2024 to protect our intellectual property related to our platform.

In August 2024, we announced entering into a research agreement with Flashpoint Therapeutics to perform lab experiments to validate components of our patent-pending Universal Cancer Treatment Platform.

In December 2024, the Company entered into a research agreement with Global Life Science Solutions, Canada (Cytiva), to evaluate their ionizable lipids for use in our a cell-targeting nanoparticle.

In January 2025, we entered into a research agreement with Axis Bioservices Limited to perform contract research in the development and testing of our patent-pending Universal Cancer Treatment Platform.

Since inception, our operations have focused on organizing and staffing our Company, business planning, raising capital, acquiring and developing our technology and establishing our intellectual property portfolio. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations primarily through the sale and issuance of debt and convertible preferred equity securities. From inception through December 31, 2024, we have raised an aggregate of $2,500,000 of gross proceeds through the issuance of Series A and B Preferred Stock and $838,081 through the sale of common stock and $2,375,000 through the issuance of related party notes. We closed the sale of the Series A Preferred Stock in March 2021.

In July 2022, CancerVAX executed a Sponsored Research Agreement (the “Research Agreement 2”) with the Regents of the University of California (the “Regents”) to research and develop the universal cancer treatment platform allowing vaccinated cancer cells to express an engineered antigen that can be recognized by an immunotherapy or other targeted agents offering new treatment possibilities across the cancer landscape. In August 2024, CancerVAX terminated this 2nd research agreement with UCLA when our Board decided to move our research and development program in house and work with commercial technology and research organizations to more efficiently develop our own proprietary technology and intellectual properties for the Universal Cancer Treatment Platform.

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In May 2021, we entered into a sponsored research agreement with the University of California Los Angeles (“UCLA”) to research and develop an immunotherapy targeted at treating Ewing sarcoma, a rare but deadly soft tissue and bone cancer that primarily affects children and young adults. While relapses remain an important clinical problem for those diagnosed with Ewing sarcoma, there is currently no FDA approved treatment to prevent recurrence. The Company elected not to proceed with the option to license this technology and instead focus on our Company-owned patent-pending Universal Cancer Treatment Platform.

Our Technology:

We are developing a novel Universal Cancer Treatment Platform, powered by artificial intelligence, that will be customizable as off-the-shelf injections to treat many types of cancer.

Our form of treatment is generally known as cancer immunotherapy or therapeutic cancer vaccines.

Our novel approach DETECTS, MARKS, and KILLS only cancer cells. By making cancer cells look like well-immunized diseases, such as measles, we intend to “trick” the body’s immune system into killing cancer cells. Anyone who has had measles or been vaccinated for it, has strong lifetime immunity to the disease. This immunity kills anything that looks like measles immediately upon re-exposure.

Unlike conventional immunotherapies that try to “teach” the immune system how to recognize cancer cells, our approach is a paradigm shift that “tricks” the immune system.

Our novel approach is a fundamentally different way of thinking about fighting cancer. After countless lives have been lost to cancer, tricking the immune system may be just what the doctors need.

The Problem

The body’s immune system is very good at killing foreign pathogens, such as the measles virus. Unfortunately, it’s not very good at killing cancer cells, because cancer cells were originally healthy cells. This is why cancer grows undetected by the immune system and is so hard to treat.

Other cutting-edge immunotherapies such as personalized cancer vaccines try to teach immune cells, resulting in short lived, weak or patient-specific immune response.

The Solution

We are developing a novel technology that will precisely detect cancer cells and force them to produce special proteins to “look” like common diseases for which a strong immunity already exists – such as measles or chickenpox. Then, the immune system will automatically destroy these disguised cancer cells as if they were known foreign pathogens.

Our technology is packaged into a nanoparticle that is programmed to seek out only cancer cells and uses a novel 2-step strategy to precisely detect cancer cells.

Step 1 - Detect cell surface markers outside the cell (Marker1)

Step 2 - Detect cancer genetic signatures inside the cell (Marker2)

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The Treatment

Cancer Cell Detection

Cancer Cell Marking

Cancer Cell Killing

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Potential Long-Term Remission

Every day, hundreds of cells in our body acquire cancerous mutations that are immediately destroyed by the immune system. The problem is when mutations occur in oncogene or tumor suppressor genes that do not activate the immune system. This results in unchecked cell growth and cancer becomes a systemic disease.

Other immunotherapies such as personalized cancer vaccines, cytokine therapy or monoclonal antibodies often do not induce a strong enough immune response or last long enough to overwhelm cancer universally.

By “tricking” the body into mounting a strong initial immune response to cancer, like it does with measles, we believe there will be an enhanced immune memory-based secondary response to provide long-term remission.

Once a strong immune response is kicked off by the initial treatment, naïve B-cells and naïve T-cells will be so close to the battle that they will take a snapshot of the cancer neoantigens (proteins) and become memory B and T cells for future battles. This is a normal immune process called epitope spreading or immune broadening. The key to all of this is a strong initial immune response.

The weakness in other immunotherapies is the inability to induce a strong and lasting immune response. By tricking the body into mounting a strong response to measles, we believe the immune system will naturally “learn” what cancer looks like and will continue the fight against that cancer on its own. The new memory T-cells and B-cells can protect the body from future recurrences of the cancer, just like it does with measles.

We intend to prove this out in our pre-clinical research programs.

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Reducing Liver and Healthy Tissue Toxicity

One of the biggest problems with drug delivery today is liver and healthy tissue toxicity. We are addressing this problem in two innovative ways:

1. We are working with world-class technology partners to customize a nanoparticle that will avoid accumulation in the liver, as it circulates through the body looking for cancer cells.

2. In the event that the nanoparticles are absorbed by the liver or healthy cells, our Smart mRNA will automatically be turned off, preventing them from being marked as measles.

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Turning “Cold Tumors” into “Hot Tumors”

One of the biggest challenges in immunotherapy, or using the body’s immune system to fight cancer, is that many tumors are considered “cold” tumors. A cold tumor is one that doesn’t trigger an immune response. Cold tumors are often surrounded by cells that suppress the immune response, making them resistant to immunotherapy. Typical examples of cold tumors are pancreatic cancer, prostate cancer, glioblastoma, and many breast cancers.

Checkpoint inhibitors such as KeytrudaTM, the blockbuster drug from MerckTM, can sometimes “heat up” a tumor by blocking the mechanism that cancers use to evade the immune system (PD-1/PD-L1). But oftentimes, they cannot turn a cold tumor into a hot tumor so that it responds well to immunotherapy.

We believe that by going inside the cancer cell with our nanoparticle, confirming that it is a cancer cell with our Smart mRNA, then disguising the cell as measles, we can turn a cold tumor into a hot tumor because the body has a very strong immune response to measles.

Other immunotherapies have had very limited success trying to teach the immune system how to recognize cancer cells from the outside. Instead, we modify cancer cells from the inside and trick the body into seeing something it recognizes well.

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Powered by Artificial Intelligence

Unlike expensive personalized cancer vaccines currently in development by other companies, we do not use tumor biopsies to determine patient specific tumor mutations to create a custom injection for a single patient.

Our universal approach uses proprietary AI algorithms to data mine the ever-growing public database of cancer genetic data to find universal biomarkers to use as Marker1 and Marker2 in our nanoparticle. As a result, our injections only need to be customized for cancer types, not individual patients. This reduces our drug costs dramatically, as there are approximately 200 cancer types vs. eight billion people in the world.

A Customizable Platform for Many Cancers

•	Makes cancer cells look like well-immunized diseases (chickenpox, measles, etc.)
•	Novel two-step precise detection of cancer cells (outside cell signature + inside cell signature)
•	DETECT, MARK, and KILL only cancer cells
•	Proprietary artificial intelligence and machine learning algorithms to find cellular signatures for various cancer types and reduce liver toxicity
•	Built on tried-and-true messenger RNA (mRNA) technology
•	Built on tried-and-true lipid nanoparticle technology
•	Use of universal biomarkers has the potential for extremely low cost, closer to the cost of a flu or COVID shot

Market

According to the World Health Organization, cancer is the second leading cause of death globally and was responsible for an estimated 10 million deaths in 2023.

The American Cancer Society estimates that 1.95 million new cases of cancer were diagnosed and that 609,820 cancer deaths occurred in the United States in 2023.

Conventional cancer treatment methods such as surgery, chemotherapy, and radiation therapy often have limited efficacy and serious side effects. The “war on cancer” continues.

According to a 2024 report from Statista, the global cancer immunotherapy market will grow from $83 billion in 2023 to $231 billion by 2031.

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Cancer immunotherapy, also known as cancer treatment vaccine, has emerged as a very promising next-generation treatment. Immunotherapy utilizes the body’s own immune system to fight cancer, usually with milder side effects and more targeted than chemotherapy.

The rapid growth of the immunotherapy market can be attributed to three primary factors:

•	Rising cancer incidence worldwide
•	Increased awareness about immunotherapy treatment options beyond traditional chemotherapy, radiation, and surgery
•	Increasing patient and physician interest in newly invented advanced treatments

The two biggest immunotherapy drugs – Keytruda from Merck (NYSE: MRK) and Opdivo from Bristol-Myers Squibb (NYSE: BMY) – started out as niche products for incurable lung cancer and gradually expanded into blockbuster drugs with multiple cancer indications. Their robust sales are strong testaments to the science and market potential of immunotherapy – using the body’s immune system to fight cancer.

Competition

Many of our potential competitors, alone or with their strategic partners, may have substantially greater financial, technical and other resources than we do, such as larger research and development, clinical, marketing and manufacturing organizations. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of competitors. Our commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, are easier to administer or are less expensive alone or in combination with other therapies than any products that we may develop alone or in combination with other therapies, especially if these get to market sooner than our products. These and other third parties also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.

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Competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Our viral immunotherapy product candidates, if and when marketed, will compete with a number of therapies that are currently marketed or in development that also target cancer but that utilize different mechanisms of action. To compete effectively with these agents, our product candidates will need to demonstrate advantages that lead to improved clinical efficacy and safety compared with these competitive agents. While we believe that our current and future product candidates have the potential to provide potent clinical antitumor activity as monotherapy, we also plan to test them in combination with immune checkpoint inhibitors and chemotherapy agents. As such, if and when ultimately marketed, our product candidates may be in combination with checkpoint therapies in addition to other existing cancer therapies, including surgery, chemotherapy, radiation therapy and other biological therapies such as antibodies targeting particular surface receptors. We, therefore, believe that our product candidates, if and when marketed, may in some instances complement rather than compete directly with these existing treatment options.

We expect to face direct and increasing competition from a number of companies that are also seeking to develop cancer therapies based on viral immunotherapies and other ways to stimulate the immune system. We believe that our ability to successfully compete will depend, among other things, on our ability to:

●	expeditiously advance the development of our product candidates;
●	design, enroll patients in and successfully complete appropriate clinical trials in a timely fashion;
●	gain regulatory approval for our product candidates in their first indications as well as further indications;
●	establish collaborations and partnerships for the development and marketing of our product candidates;
●	commercialize our product candidates successfully, including convincing physicians, insurers and third-party payors of the safety and efficacy of our product candidates over currently approved therapies;
●	secure and protect intellectual property rights based on our innovations; and
●	manufacture or otherwise obtain and sell commercial quantities of future products to the market.

Manufacturing

We currently do not own or operate any manufacturing facilities. We have a robust team of experienced scientist who have decades of experience manufacturing drugs and bringing them to market. We continue to lean on their experience in our vendor selection process for manufacturing. We may develop in-house process development capabilities for our product candidates and leverage external contract manufacturing organizations (“CMOs”) to implement our in-house developed process to produce our product. We plan on entering into and maintaining agreements with CMOs that will require the production of our product in accordance with current good manufacturing practices (“cGMPs”) and all other applicable laws and regulations. We intend to ensure that any agreements with CMOs will include confidentiality and intellectual property provisions to protect our proprietary rights related to our product candidates. Currently, we have not entered into any agreements with any CMOs, nor have we identified any potential CMOs to produce our product candidate.

We may use the proceeds from future offerings to build proprietary processes that will enable us to be at a competitive advantage when manufacturing our planned product candidates. We intend to rely on third party CMOs, while establishing our own cGMP manufacturing facilities for the production of cGMP-grade material. We currently have no plans, however, for the establishment of our own cGMP manufacturing facilities.

Research and Development

In May 2021, we entered into a sponsored research agreement (the “Research Agreement”) with the Regents of the University of California (the “Regents”) to research and develop an immunotherapy breakthrough targeted at treating Ewing sarcoma, a rare but deadly soft tissue and bone cancer that primarily affects children and young adults. While relapses remain an important clinical problem for those diagnosed with Ewing sarcoma, there is currently no FDA approved treatment to prevent recurrence.

In July 2022, CancerVAX executed a Sponsored Research Agreement (the “Research Agreement 2”) with the Regents of the University of California (the “Regents”) to research and develop a universal cancer vaccine platform allowing vaccinated cancer cells to express an engineered antigen that can be recognized by an immunotherapy or other targeted agents offering new treatment possibilities across the cancer landscape.

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On August 23, 2024, the Company terminated this Sponsored Research Agreement with UCLA (UCLA No. 2022-4579). The Company terminated the Sponsored Research Agreement because its board determined that the Company’s future development efforts could be better served by engaging outside commercial labs and technology providers instead of working exclusively with UCLA.

In August 2024, the Company terminated all research projects with UCLA. The Company terminated the Sponsored Research Agreement because its board determined that the Company’s future development efforts could be better served by engaging outside commercial labs and technology providers instead of working exclusively with UCLA

R&D amounted to $497,128 and $1,918,105 for the years ended December 31, 2024 and 2023, respectively.

Employees

As of December 31, 2024, we have six full-time employees.

Effective as of February 1, 2024, the Board of Directors appointed Byron Elton to serve as the Company’s Chief Executive Officer and President. Mr. Elton has not entered into a new Employment Agreement with the Company since his recent appointment.

On that same day, Ryan Davies resigned as CEO but will continue to serve as Chairman of the Board. Andrew Van Noy was appointed as the Director of Operations.

Government Regulation

In the United States, the FDA regulates biologic products under the Federal Food, Drug, and Cosmetic Act, or the FDCA, the Public Health Service Act, or the PHSA, and regulations and guidance implementing these laws. The FDCA, PHSA and their corresponding regulations govern, among other things, the testing, manufacturing, safety, efficacy, labeling, packaging, storage, record keeping, distribution, reporting, advertising and other promotional practices involving biologic products. Clearance from the FDA is required before conducting human clinical testing of biologic products. FDA licensure also must be obtained before marketing of biologic products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. Biologic Products Development Process

Any biologic product must be licensed by the FDA before it may be legally marketed in the United States. The process required by the FDA before a biologic product candidate may be marketed in the United States generally involves the following:

●	completion of pre-clinical laboratory tests and in vivo studies in accordance with the FDA’s current Good Laboratory Practice, or GLP, regulations and applicable requirements for the humane use of laboratory animals or other applicable regulations;
●	submission to the FDA of an application for an IND exemption, which allows human clinical trials to begin unless FDA objects within 30 days;
●	approval by an independent institutional review board, or IRB, reviewing each clinical site before each clinical trial may be initiated;
●	performance of adequate and well-controlled human clinical trials according to the FDA’s GCP regulations, and any additional requirements for the protection of human research subjects and their health information, to establish the safety and efficacy of the proposed biologic product candidate for its intended use;
●	preparation and submission to the FDA of a biologics license application, or BLA, for marketing approval that includes substantial evidence of safety, purity and potency from results of nonclinical testing and clinical trials;
●	review of the product by an FDA advisory committee, if applicable;
●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the biologic product candidate is produced to assess compliance with cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the biologic product candidate’s identity, safety, strength, quality, potency and purity;

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●	potential FDA audit of the nonclinical and clinical trial sites that generated the data in support of the BLA; and
●	payment of user fees and FDA review and approval, or licensure, of the BLA.

Before testing any biologic product candidate in humans, the product candidate must undergo preclinical testing. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of product chemistry, toxicity and formulation, as well as in vivo studies to assess the potential safety and activity of the product candidate and to establish a rationale for therapeutic use. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs.

Concurrently with clinical trials, companies usually must complete some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the drug in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

The clinical trial sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA also may impose clinical holds on a biologic product candidate at any time before or during clinical trials due to safety concerns or non-compliance. If the FDA imposes a clinical hold, trials may not be recommenced without FDA authorization and then only under terms authorized by the FDA. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical studies to begin, or that, once they begin, issues will not arise that suspend or terminate such studies.

Human Clinical Trials Under an IND

Clinical trials involve the administration of the biologic product candidate to healthy volunteers or patients under the supervision of qualified investigators which generally are physicians not employed by, or under, the control of the trial sponsor. Clinical trials are conducted under written study protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety, including stopping rules that ensure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Accordingly, submission of an IND may or may not result in the FDA allowing clinical trials to commence. Clinical trials must be conducted and monitored in accordance with the FDA’s regulations comprising the GCP requirements, including the requirement that all research subjects provide informed consent.

Further, each clinical trial must be reviewed and approved by an IRB at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers items such as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject, or their legal representative, reviews and approves the study protocol, and must monitor the clinical trial until completed.

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Human clinical trials typically are conducted in three sequential phases that may overlap or be combined:

●	Phase 1. The biologic product candidate initially is introduced into a small number of healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early understanding of its effectiveness. In the case of some product candidates for severe or life-threatening diseases, especially when the product candidate may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.
●	Phase 2. The biologic product candidate is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product candidate for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.
●	Phase 3. Phase 3 clinical trials are commonly referred to as “pivotal” studies, which typically denotes a study which presents the data that the FDA or other relevant regulatory agency will use to determine whether or not to approve a biologic product. In Phase 3 studies, the biologic product candidate is administered to an expanded patient population, generally at multiple geographically dispersed clinical trial sites in adequate and well-controlled clinical trials to generate sufficient data to statistically confirm the potency and safety of the product for approval. These clinical trials are intended to establish the overall risk/benefit ratio of the product candidate and provide an adequate basis for product labeling.

Post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA.

Written IND safety reports must be promptly submitted to the FDA and the investigators for: serious and unexpected adverse events; any findings from other trials, in vivo laboratory tests or in vitro testing that suggest a significant risk for human subjects; or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information.

The FDA or the sponsor or its data safety monitoring board may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biologic product candidate has been associated with unexpected serious harm to patients.

Compliance with cGMP requirements

Manufacturers of biologics must comply with applicable cGMP regulations, including quality control and quality assurance and maintenance of records and documentation. Manufacturers and others involved in the manufacture and distribution of such products also must register their establishments with the FDA and certain state agencies. Both domestic and foreign manufacturing establishments must register and provide additional information to the FDA upon their initial participation in the manufacturing process. Establishments may be subject to periodic, unannounced inspections by government authorities to ensure compliance with cGMP requirements and other laws. Discovery of problems may result in a government entity placing restrictions on a product, manufacturer or holder of an approved BLA, and may extend to requiring withdrawal of the product from the market. The FDA will not approve a BLA unless it determines that the manufacturing processes and facilities comply with cGMP requirements and adequate to assure consistent production of the product within required specification.

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Concurrently with clinical trials, companies usually complete additional preclinical studies and must also develop additional information about the physical characteristics of the biologic product candidate as well as finalize a process for manufacturing the product candidate in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents or of causing other adverse events with the use of biologic products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other requirements, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biologic product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biologic product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Process

The results of the preclinical tests and clinical trials, together with detailed information relating to the product’s CMC and proposed labeling, among other things, are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a significant user fee. The FDA adjusts the PDUFA user fees on an annual basis. The PDUFA also imposes an annual product fee for biologics and an annual establishment license fee on facilities used to manufacture prescription biologics. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for product candidates designated as orphan drugs, unless the product candidate also includes a non-orphan indication.

The FDA reviews a BLA within 60 days of submission to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In that event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth, substantive review of the BLA.

The FDA reviews the BLA to determine, among other things, whether the proposed product candidate is safe and potent, or effective, for its intended use, has an acceptable purity profile and whether the product candidate is being manufactured in accordance with cGMP to assure and preserve the product candidate’s identity, safety, strength, quality, potency and purity. The FDA may refer applications for novel biologic products or biologic products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the product approval process, the FDA also will determine whether a risk evaluation and mitigation strategy, or REMS, is necessary to assure the safe use of the product candidate. REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential adverse events, and whether the product is a new molecular entity. A REMS could include medication guides, physician communication plans and elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS; the FDA will not approve the BLA without a REMS, if required.

Before approving a BLA, the FDA will inspect the facilities at which the product candidate is manufactured. The FDA will not approve the product candidate unless it determines that the manufacturing processes and facilities comply with cGMP requirements and adequate to assure consistent production of the product candidate within required specifications. Additionally, before approving a BLA, the FDA typically will inspect one or more clinical sites to ensure that the clinical trials were conducted in compliance with IND trial requirements and GCP requirements.

On the basis of the BLA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of biologic products with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter.

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If a product candidate receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a REMS, or otherwise limit the scope of any approval. In addition, the FDA may require post-marketing clinical trials, sometimes referred to as Phase 4 clinical trials, designed to further assess a biologic product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized.

The FDA has agreed to specified performance goals in the review of BLAs under the PDUFA. One such goal is to review standard BLAs in ten months after the FDA accepts the BLA for filing, and priority BLAs in six months, whereupon a review decision is to be made. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs and its review goals are subject to change from time to time. The review process and the PDUFA goal date may be extended by three months if the FDA requests or the BLA sponsor otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

Post-Approval Requirements

Rigorous and extensive FDA regulation of biologic products continues after approval, particularly with respect to cGMP requirements. Manufacturers are required to comply with applicable requirements in the cGMP regulations, including quality control and quality assurance and maintenance of records and documentation. Other post-approval requirements applicable to biologic products include reporting of cGMP deviations that may affect the identity, potency, purity and overall safety of a distributed product, record-keeping requirements, reporting of adverse effects, reporting updated safety and efficacy information and complying with electronic record and signature requirements. After a BLA is approved, the product also may be subject to official lot release. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of products to the FDA, together with a release protocol, showing a summary of the history of manufacture of the lot and the results of all tests performed on the lot. The FDA also may perform certain confirmatory tests on lots of some products before releasing the lots for distribution. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency and effectiveness of biologic products.

A sponsor also must comply with the FDA’s advertising and promotion requirements, such as the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling (known as “off-label use”). The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. Violations relating to the promotion of off-label use may lead to investigations alleging violations of federal and state healthcare fraud and abuse and other laws, as well as state consumer protection laws. Companies, however, may generally share truthful and not misleading information that is otherwise consistent with a product’s FDA approved labeling. Discovery of previously unknown problems or the failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. In addition, changes to the manufacturing process or facility generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant or manufacturer to administrative or judicial civil or criminal actions and adverse publicity. These actions could include refusal to approve pending applications or supplemental applications, withdrawal of an approval, clinical hold, suspension or termination of a clinical trial by an IRB, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines or other monetary penalties, refusals of government contracts, mandated corrective advertising or communications with healthcare providers, debarment, restitution, disgorgement of profits or other civil or criminal penalties.

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U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of product candidates, some of a sponsor’s U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period generally is one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application. Only one patent applicable to an approved biologic product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. Moreover, a given patent may only be extended once based on a single product. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.

Other Healthcare Laws and Regulations

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and use of pharmaceutical products that are granted marketing approval. Arrangements with third-party payors, existing or potential customers and referral sources, including healthcare providers, are subject to broadly applicable fraud and abuse, and these laws and regulations may constrain the business or financial arrangements and relationships through which manufacturers conduct clinical research, market, sell and distribute the products for which they obtain marketing approval. Such restrictions under applicable federal and state healthcare laws and regulations include the following:

●	the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or kind, in exchange for, or to induce, either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers, on the one hand, and prescribers, purchasers, formulary managers and other individuals and entities on the other. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, amended the intent requirement of the federal Anti-Kickback Statute such that a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to commit a violation;
●	the federal civil and criminal false claims and civil monetary penalties laws, including the civil False Claims Act, or the FCA, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent, or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government. Certain marketing practices, including off-label promotion, also may implicate the FCA. In addition, the ACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA;
●	the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or the CMS, information related to payments and other transfers of value made to physicians, certain other healthcare providers and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members;
●	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability, among other things, for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;
●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their implementing regulations, which imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the transmission, security and privacy of protected health information by entities subject to HIPAA, such as health plans, health care clearinghouses and certain healthcare providers, and their respective business associates that access protected health information; and
●	state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers and drug pricing and/or marketing expenditures; and state and local laws requiring the registration of pharmaceutical sales representatives and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

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Violation of the laws described above or any other governmental laws and regulations may result in significant penalties, including administrative, civil and criminal penalties, damages, fines, the curtailment or restructuring of operations, the exclusion from participation in federal and state healthcare programs, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, imprisonment, and additional reporting requirements and oversight if a person becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws. Furthermore, efforts to ensure that business activities and business arrangements comply with applicable healthcare laws and regulations can be costly for manufacturers of branded prescription products.

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. In the United States, sales of any product candidates for which regulatory approval for commercial sale is obtained will depend in part on the availability of coverage and adequate reimbursement from third-party payors. Third-party payors include government authorities and health programs in the United States such as Medicare and Medicaid, managed care providers, private health insurers and other organizations. These third-party payors are increasingly reducing reimbursements for medical products and services. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the reimbursement rate that the payor will pay for the drug product. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of FDA-approved drugs for a particular indication. Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results.

A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. New metrics frequently are used as the basis for reimbursement rates, such as average sales price, average manufacturer price and actual acquisition cost. In order to obtain coverage and reimbursement for any product that might be approved for sale, it may be necessary to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the products, in addition to the costs required to obtain regulatory approvals. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit.

The marketability of any product candidates for which we or our collaborators receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we or our collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

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In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies. European Union member states may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products but monitor and control company profits. The downward pressure on health care costs has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations may not allow favorable reimbursement and pricing arrangements.

Health Reform

The United States and some foreign jurisdictions are considering or have enacted a number of reform proposals to change the healthcare system. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by federal and state legislative initiatives, including those designed to limit the pricing, coverage, and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded health care programs, and increased governmental control of drug pricing.

By way of example, in March 2010, the ACA was signed into law, intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose taxes and fees on the healthcare industry and impose additional health policy reforms. Among the provisions of the ACA of importance to our business are:

●	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;
●	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;
●	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;
●	extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;
●	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;
●	a new Medicare Part D coverage gap discount program, in which manufacturers must now agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for a manufacturer’s outpatient drugs to be covered under Medicare Part D;
●	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program; and
●	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

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Since its enactment, there have been executive, judicial and Congressional challenges to certain aspects of the ACA. As a result, there have been delays in the implementation of, and action taken to, repeal or replace certain aspects of the ACA. Since January 2017, President Trump has signed several Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the ACA such as removing penalties, effective January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance and delaying the implementation of certain ACA-mandated fees. In addition, on December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Cuts and Jobs Act of 2017. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case, and has allotted one hour for oral arguments, which are expected to occur in the fall. It is unclear how such litigation and other efforts to repeal and replace the ACA will impact the ACA and our business. Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional Congressional action is taken. The Coronavirus Aid, Relief and Economic Security Act, or CARES Act, which was signed into law in March 2020 and is designed to provide financial support and resources to individuals and businesses affected by the COVID-19 pandemic, suspended the 2% Medicare sequester from May 1, 2020 through December 31, 2020, and extended the sequester through 2030. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

There also has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the federal level, the Trump administration’s budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Further, the Trump administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out-of-pocket costs of drug products paid by consumers. The Department of Health and Human Services has solicited feedback on some of these measures and has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. While some of these measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, individual states in the United States have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We expect that these initiatives, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product. It is also possible that additional governmental action is taken to address the COVID-19 pandemic. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates.

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Additional Regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservation and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern the use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. Equivalent laws have been adopted in other countries that impose similar obligations.

U.S. Foreign Corrupt Practices Act

The U.S. Foreign Corrupt Practices Act, or FCPA, prohibits U.S. corporations and individuals from engaging in certain activities to obtain or retain business abroad or to influence a person working in an official capacity. It is illegal to pay, offer to pay or authorize the payment of anything of value to any foreign government official, government staff member, official or employee of a public international organization, or a political party or political candidate in an attempt to obtain or retain business or otherwise influence a person working in an official capacity. The scope of the FCPA includes interactions with healthcare professionals of foreign state-owned or affiliated hospitals, universities, or research institutions. Equivalent laws have been adopted in other foreign countries that impose similar obligations.

Intellectual Property

We strive to protect and enhance the proprietary technologies, inventions and improvements that we believe are important to our business, including seeking, maintaining and defending patent rights, whether developed internally or licensed from third parties. We also rely on know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain our proprietary position in our field and other fields that are or may be important for the development of our business. Our policy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, improvements, platforms and our product candidates that are important to the development and implementation of our business.

In 2024, CancerVax elected not to exercise their option or to license the UCLA Case No. 2021-146, with provisional patent filings: UCLA.P01132US.P1/1001147112. Additionally, CancerVAX has filed provisional patents 63/322/067 filed on 3/23/22 and No. 63/677,440 on 7/31/2024 to protect our invention which leverages cutting-edge biotechnologies to develop our Universal Cancer Treatment Platform.

Research Agreements

Sponsored Research Agreements between the Company and The Regents of The University of California

As of August 2024, CancerVax terminated both sponsored research agreements with UCLA. The Company terminated the Sponsored Research Agreement because its board determined that the Company’s future development efforts could be bettered served by engaging outside commercial labs and technology providers instead of working exclusively with UCLA.

R&D amounted to $497,128 and $1,918,105 for the years ended December 31, 2024 and 2023, respectively.

Letter of Intent between the Company and The Regents of the University of California

In connection with the Sponsored Research Agreements, CancerVAX declined the right to negotiate a license to the pre-existing patent application “Method of Treating Ewing Sarcoma.”

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Litigation

From time to time, the Company may be involved in a variety of legal matters that arise in the normal course of business. The Company is not currently involved in any litigation, and its management is not aware of any pending or threatened legal action relating to its intellectual property, conduct of its business activities, or otherwise.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of CancerVAX, Inc.’s financial condition and results of operations together with the financial statements and related notes that are included elsewhere in this document. The following discussion contains forward-looking statements that reflect our current expectations, plans, estimates, and beliefs. Actual results and timing of events could differ materially from those discussed in the forward-looking statements as a result of various factors.

Results of Operations

Fiscal year ended December 31, 2024

The Company did not generate any revenues for the fiscal year ended December 31, 2024.

For the year ended December 31, 2024, the Company’s operating expenses consisted of general and administrative expenses totaling $3,747,910 and research and development expenses totaling $497,128. General and administrative costs were comprised of wages and payroll taxes of $689,904, consulting fees of $22,500 paid to related parties pursuant to Independent Contractor Agreements, other consulting fees of $77,219, advertising and marketing fees of $543,889, legal and professional fees of $175,263, non-cash stock option expense of $2,102,913 and other administrative and office expenses totaling $136,222. Research and development expenses includes costs incurred from UCLA pursuant to two (2) Sponsored Research Agreements effective May 2021 and July 2022, which have since been terminated.

For the year ended December 31, 2024, the Company’s other income (expenses) consisted of interest expense of ($133,019) and a loss on settlement of debt of ($9,621).

As a result of the foregoing, the Company generated a net loss of $4,387,678 for the year ended December 31, 2024.

Year ended December 31, 2023

The Company did not generate any revenues for the year ended December 31, 2023.

For the year ended December 31, 2023, the Company’s operating expenses consisted of general and administrative expenses totaling $1,500,469 and research and development expenses totaling $1,918,105. General and administrative costs were comprised of wages and payroll taxes of $495,919, consulting fees of $30,000 paid to related parties pursuant to Independent Contractor Agreements, other consulting fees of $6,250, advertising and marketing fees of $636,020, legal and professional fees of $119,758, non-cash stock option expense of $123,308 and other administrative and office expenses totaling $89,214. Research and development expenses includes costs incurred from UCLA pursuant to two (2) Sponsored Research Agreements effective May 2021 and July 2022.

As a result of the foregoing, the Company generated a net loss of $3,418,574 for the year ended December 31, 2023.

Liquidity and Capital Resources

Sources of Liquidity

We have incurred significant net losses since inception. We expect to continue to incur significant and increasing expenses and net losses for the foreseeable future, as we advance product candidates through preclinical and clinical development, seek regulatory approval for product candidates, maintain and expand our intellectual property portfolio and hire additional research and development and business personnel. As of December 31, 2024 we had cash of $183,505 and an accumulated deficit of $9,323,078.

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We have financed our operations primarily through issuances of our common and preferred stock. From Inception through December 31, 2024, we issued 200,000 shares of Series A Preferred Stock for cash proceeds of $2 million, 10,000 shares of Series B Preferred Stock for cash proceeds of $500,000 and $500,000 of converted debt, and 602,881 shares of Common Stock for cash proceeds of $783,081. The Company plans to continue to raise additional capital through crowdfunding offerings, equity issuances, or any other methods available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

Cash Flows

The following table summarizes our cash flows for the period indicated.

	Year Ended December 31, 2024	Year Ended December 31, 2023

Cash used in operating activities	$(2,408,671)	$(1,668,653)
Cash flows used in investing activities	-	-
Cash flows provided by financing activities	2,453,967	1,204,114

Net increase (decrease) in cash	$45,296	$(464,539)

Operating Activities

Net cash used in operating activities for the year ended December 31, 2024 was $2,408,671, comprised of our net loss of $4,387,678, an increase in deferred offering costs of $65,469, partially offset by non-cash expenses of $2,113,129, a decrease in prepaid expenses of $2,948, an increase in accrued interest of $130,362 and an increase in accrued liabilities of $63,308 and decreases in accounts payable of $261,771 and an increase in deposit of $3,500.

Net cash used in operating activities for the year ended December 31, 2023 was $1,668,653, comprised of our net loss of $3,418,574 and an increase in deferred offering costs of $51,750, partially offset by non-cash expenses of $123,905, a decrease in prepaid expenses of $2,212 and deposits of $2,500 and an increase in accounts payable of $1,673,054.

Investing Activities

During the year ended December 31, 2024, we had no cash provided from or used in investing activities.

During the year ended December 31, 2023, we had no cash provided from or used in investing activities.

Financing Activities

During the year ended December 31, 2024, we received proceeds of $78,967 from the issuance of common stock and $2,375,000 from the proceeds from notes payable.

During the year ended December 31, 2023, we received proceeds of $704,114 from the issuance of common stock and $500,000 from the issuance of Series B Preferred Stock.

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Item 3. Directors and Officers

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Date Appointed to Current Position

Carla Miller	Controller and Director	57	8/20/2021

Byron Elton	Chief Executive Officer, President and Director	70	2/1/2024

Brad Pearce	Director	59	10/1/2024

George Katibah	Chief Scientific Officer	41	11/15/2024

Carla Miller has served as our director since August 2021 and was appointed as our Controller on February 1, 2024. Ms. Miller is an accounting and business manager with years of experience working for and consulting to technology and financial services companies. Since 2009, she has been the Business Manager of Digital Locations, Inc., a publicly traded company focused on wireless communication. Prior to that, she was an Accounting Manager at Hub International Insurance, a provider of property, casualty, risk management, life and health, employee benefits, investment, and wealth management products and services across North America. Ms. Miller graduated from Platt College in St. Joseph, MO where she studied Accounting and Business Management.

Byron Elton has served as our director since December 16, 2022 and our President and CEO since February 1, 2024. Mr. Elton is an experienced media and marketing executive with a proven record in pioneering new business development strategies and building top-flight marketing organizations. Since June 2018, he has been President of Elton Enterprises, Inc., which is involved in the wellness, fitness and health sectors. Mr. Elton is also the owner of certain StretchLab franchises. He is a co-founder since June 2017 of Pardue Associates, operating monsho, a brand-centric, creative communications agency focused on delivering results. From 2013 to 2017, Mr. Elton was a partner of Clear Search, an executive search firm. Prior to that, from 2009 until 2013, Mr. Elton served as President and Chief Executive Officer of Carbon Sciences, Inc., a cleantech company developing a technology to convert earth destroying carbon dioxide into a useful form. Mr. Elton previously served as Senior Vice President of Sales for Univision Online from 2007 to 2008. Mr. Elton also served for eight years as an executive at AOL Media Networks from 2000 to 2007, where his assignments included Regional Vice President of Sales for AOL and Senior Vice President of E-Commerce for AOL Canada. His broadcast media experience includes leading the ABC affiliate in Santa Barbara, California from 1995 to 2000 and the CBS affiliate in Monterrey, California from 1998 to 1999, in addition to serving as President of the Alaskan Television Network from 1995 to 1999. Mr. Elton studied Advertising and Marketing Communications at Brigham Young University.

Brad Pearce’s professional journey is marked by diverse achievements across sports, business, and leadership. Mr. Pearce was appointed Director of the Board of CancerVax on October 2, 2024. Since February 2025, Mr. Pearce has served on the Board of the Southern California Junior Tennis Foundation. In July 2024, Mr. Pearce expanded his business pursuits by becoming a Managing Director at Two Harbors Capital, an investment fund. Since 2020, Mr. Pearce has served as Vice President of Marketing for a leading US staffing firm. His strategic insights contributed significantly to the company’s growth, helping revenue surge from $300 million to nearly $1 billion by the end of 2024. From 2000 to 2019 Mr. Pearce served as the Head Men’s Tennis Coach at Brigham Young University (BYU). During his nearly two-decade tenure, he elevated the program to national prominence, leading the team to numerous accolades and securing the unique achievement of endowing all scholarships in the men’s tennis program, a first in college sports. Mr. Pearce’s career began as a professional tennis player from 1986 to 1995, during which he secured 10 titles, earned a US Davis Cup appearance, defeated six former world #1 players, and made a notable run to the Wimbledon singles quarterfinals. After retiring from professional tennis, Brad transitioned into the technology and sales and marketing sectors, working for various firms from 1996 to 1999. Mr. Pearce’s career progression illustrates his ability to thrive in diverse fields, leveraging his competitive spirit, leadership skills, and strategic thinking across both sports and business.

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Dr. George Katibah was appointed Chief Scientific Officer of the Company on November 15, 2024. Dr. Katibah is an expert in oncology, immunology, host-pathogen interactions and personalized medicine. He previously served as Director, Discovery Biology at RAPT Therapeutics. Prior to that he was Head of Biochemistry and Senior Scientist at Aduro Biotech. Dr. Katibah received his PhD in Molecular and Cell Biology from the University of California, Berkeley.

COMPENSATION OF DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN SIGNIFICANT EMPLOYEES

For the fiscal year ended December 31, 2024 and 2023, we compensated our three highest-paid directors, executive officers and certain significant employees as follows:

Name and Position	Year Ended	Cash compensation ($)	Other compensation ($)		Total compensation ($)
Adam Grant, Principal Scientist (1)	12/31/2024	$70,969	$98,266	(5)	$169,235
	12/31/2023	$-	$-		$-
Carla Miller, Controller and Director (2)	12/31/2024	$41,250	$50,100	(6)	$91,350
	12/31/2023	$30,000	$552	(6)	$30,552
Byron Elton, Chief Executive Officer (3)	12/31/2024	$234,825	$326,029	(7)	$560,854
	12/31/2023	$180,000	$8,886	(7)	$188,886
Andrew Van Noy, Chief Operating Officer (4)	12/31/2024	$46,875	$1,017,917	(8)	$1,064,792
	12/31/2023	-

(1) On August 1, 2024, Adam Grant was appointed as Principal Scientist.

(2) Carla Miller serves as a director for the Company and was appointed as the Controller on February 1, 2024.

(3) On February 1, 2024, Byron Elton was appointed as the Chief Executive Officer of the Company.

(4) On February 2, 2024, Andrew Van Noy was appointed Director of Operations of the Company.

(5) On August 8, 2024 the Company granted Adam Grant non-qualified stock options to purchase 1,000,008 shares of Common Stock at an exercise price of $1.00. The option shall vest over a 36-month period from the grant date, with 166,668 options vested at the end of month 6 and 27,778 options vested at the end of each month 7 through the end of month 36. On October 1, 2024 the Company granted Adam Grant non-qualified stock options to purchase 1,000,000 shares of Common Stock at an exercise price of $1.00. The option shall vest over a 36-month period from the grant date, with 166,000 options vested at the end of month 6 and 27,800 options vested at the end of each month 7 through the end of month 36.

(6) On May 15, 2024, the Company granted Carla Miller non-qualified stock options to purchase 100,000 shares of Common Stock at an exercise price of $1.00. The option shall vest over a 36-month period from the grant date, with 16,600 options vested at the end of month 6 and 2,780 options vested at the end of each month 7 through the end of month 36. On October 1, 2024, the Company granted Carla Miller non-qualified stock options to purchase 200,000 shares of Common Stock at an exercise price of $1.00. The option shall vest over a 36-month period from the grant date, with 33,200 options vested at the end of month 6 and 5,560 options vested at the end of each month 7 through the end of month 36.  On October 25, 2021, the Company granted Carla Miller non-qualified stock options to purchase 31,500 shares of Common Stock at an exercise price of $0.08. The option shall vest over a 36-month period from the grant date, at a rate of 875 options vested each month.

25

(7) On May 15, 2024, the Company granted Byron Elton non-qualified stock options to purchase 1,000,000 shares of common stock for an exercise price of $1.00. The option vests over a 36-month period from the Grant Date, with 166,000 options vested at the end of month 6, and 27,800 options vested at the end of each month from the end of month 7 through the end of month 36. On December 16, 2022, the Company granted Byron Elton non-qualified stock options to purchase 108,000 shares of common stock for an exercise price of $0.08. The option vests over a 36-month period from the Grant Date, with 18,000 options vested at the end of month 6, and 3,000 options vested at the end of each month, from the end of month 7 through the end of month 36. On February 7, 2023, the Company granted Byron Elton non-qualified stock options to purchase 500,000 shares of common stock for an exercise price of $0.08. The option vests over a 36-month period from the Grant Date, with 83,333 options vested at the end of month 6, and 13,889 options vested at the end of each month from the end of month 7 through the end of month 36. On May 15, 2024, the Company granted Byron Elton non-qualified stock options to purchase 1,000,000 shares of Common Stock at an exercise price of $1.00. The option shall vest over a 36-month period from the grant date, with 166,000 options vested at the end of month 6 and 27,800 options vested at the end of each month 7 through the end of month 36.

(8) On February 8, 2024, the Company granted Andrew Van Noy non-qualified stock options to purchase 500,000 shares of common stock for an exercise price of $1.00. The option vests over a 36-month period from the Grant Date, with 83,360 options vested at the end of month 6, and 13,888 options vested at the end of each month from the end of month 7 through the end of month 36. On May 15, 2024. the Company granted Andrew Van Noy non-qualified stock options to purchase 2,500,000 shares of common stock for an exercise price of $1.00. The option vests over a 36-month period from the Grant Date, with 416,500 options vested at the end of month 6, and 69,450 options vested at the end of each month from the end of month 7 through the end of month 36.

Item 4: Security Ownership of Management and Certain Securityholders

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets out, as of April 18, 2025, the voting securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the Company’s voting securities or having the right to acquire those securities. The table summarizes shares as “beneficial ownership”, and vested options as “beneficial ownership acquirable”.

Name and Address of Beneficial Owner	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable		Percent of class (2)
Ryan Davies	Common Stock	-	1,000,000	(1)	24%
Andrew Van Noy	Common Stock	-	1,208,228	(2)(4)	20%
Byron Elton	Common Stock	-	884,178	(3)(4)	16%
Gregory Boden (5)	Common Stock	-	65,000		1.5%
Bountiful Capital, LLC	Series A Preferred Stock (6)	200,000	-		100%
	Series B Preferred Stock (7)	10,000	-		100%

(1) Mr. Davies, Former Chairman of the Board of Directors entered into an Agreement with the Company on September 19, 2024 through which his existing stock option grants and vesting schedule was modified. The Agreement cancelled all outstanding options granted to Mr. Davis except for 1,000,000 fully-vested shares at an exercise price of $0.08 per share that expire on December 31, 2029.

(2) On February 8, 2024, the Company granted Mr. Van Noy non-qualified stock options to purchase 500,000 shares of Common Stock at an exercise price of $1.00 per share. The option shall vest over a 36-month period from the grant date, at a rate of 13,888 options vested each month. On May 20, 2024 the Company granted Mr. Van Noy non-qualified stock options to purchase 2,500,000 shares of Common Stock at an exercise price of $1.00 per share. The option shall vest over a 36-month period from the grant date, at a rate of 69,450 options vested each month.

(3) Mr. Elton currently serves as the Chief Executive Officer of the Company. On December 16, 2022, the Company granted Byron Elton non-qualified stock options to purchase 108,000 shares of common stock for an exercise price of $0.08. The option vests over a 36-month period from the Grant Date, with 18,000 options vested at the end of month 6, and 3,000 options vested at the end of each month, from the end of month 7 through the end of month 36. On February 7, 2023, the Company granted Byron Elton non-qualified stock options to purchase 500,000 shares of common stock for an exercise price of $0.08. The option vests over a 36-month period from the Grant Date, with 83,333 options vested at the end of month 6, and 13,889 options vested at the end of each month from the end of month 7 through the end of month 36. On May 15, 2024, the Company granted Byron Elton non-qualified stock options to purchase 1,000,000 shares of Common Stock at an exercise price of $1.00. The option shall vest over a 36-month period from the grant date, with 166,000 options vested at the end of month 6 and 27,800 options vested at the end of each month 7 through the end of month 36.

26

(4) This calculation includes shares acquirable through the exercise of vested nonqualified stock options plus stock options that will vest within sixty days of the filing date of this Form 1-K.

(5) In addition to the common shares in his personal name, Greg Boden holds voting and investment control over the Series A Preferred Stock and the Series B Preferred Stock owned by Bountiful Capital, LLC.

(6) In March 2021, the Company issued 200,000 shares of Series A Preferred Stock to Bountiful Capital, LLC for a total purchase price of $2,000,000. The Series A Preferred Stock are convertible into the Company’s Common Stock at a fixed conversion ratio of 125 shares of Common Stock for one share of Series A Preferred Stock. The holder of the Series A Preferred Stock is also party to an Investor Rights Agreement with the Company that allows the investor to have certain registration rights, including the ability to demand the Company register the shares via Form S-1 or Form S-3 at the Company’s expense, or the ability to include the investor’s shares on a registration statement that is voluntarily being filed by the Company. Series A Preferred Stock is non-voting securities and the shareholder is prohibited from beneficially owning more than 4.99% of our voting common stock, unless 61-days of prior written notice is provided to the Company by the shareholder with its election to waive that limitation. The individual with voting and investment control over Bountiful Capital, LLC is Greg Boden. The address of record for Bountiful Capital, LLC is 297 Kingsbury Grade, Suite 100 Mb 4470, State Line, Nevada 89449.

(7) In October 2023, the Company issued 5,000 shares of Series B Preferred Stock to Bountiful Capital, LLC for a total purchase price of $500,000. The Series B Preferred Stock is convertible into the Company’s Common Stock at a fixed conversion price of $1.00 per share of Common Stock based on the initial purchase price of the Series B Preferred Stock. On September 6, 2024, as part of an exchange agreement the Company issued 5,000 shares of Series B Preferred Stock to Bountiful Capital, LLC in exchange for $480,000 of debt and accrued interest. Series B Preferred Stock is non-voting securities and the shareholder is prohibited from beneficially owning more than 4.99% of our voting common stock. The address of record for Bountiful Capital, LLC is 297 Kingsbury Grade, Suite 100 Mb 4470, State Line, Nevada 89449. The individual with voting and investment control over Bountiful Capital, LLC is Greg Boden.

Item 5. Interest of Management and Others in Certain Transactions

SEC rules require us to disclose any transaction since the beginning of our last fiscal year and for the two fiscal years preceding our last fiscal year, or any currently proposed transaction in which we are a participant in which the amount involved exceeded or will exceed $120,000 and in which any related person has or will have a direct or indirect material interest. A related person is any executive officer, director, nominee for director, or holder of 5% or more of our Common Stock, or an immediate family member of any of those people.

During the years ended December 31, 2023 and 2022, the Company paid consulting fees of $0 and $255,833, respectively, to Cymru Ventures, a company owned by its then-President and Chief Executive Officer, Ryan Davies. Mr. Davies was appointed to his management positions effective October 1, 2021.

November 1, 2022, Ryan Davies was granted, pursuant to his annual bonus, an option to purchase up to 2,077,500 shares of common stock for an exercise price of $0.08. The option vests over a 36-month period from the Grant Date, with 57,708 options vesting at the end of each month. Although Mr. Davies resigned his position as an officer of the Company on February 1, 2024, his options continued to vest as he served as Chairman of the Board. On September 19, 2024, as part of a separation and settlement agreement, the options granted on November 1, 2022 were fully cancelled.

On December 16, 2022, the Company granted a director non-qualified options to purchase 108,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire December 16, 2032.

27

On February 7, 2023, the Company granted a director non-qualified options to purchase 500,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire February 7, 2033.

Mr. Davies resigned from his officer positions effective as of February 1, 2024 and served as the Chairman of the Board until September 19, 2024 when he resigned and separated from the Company.

On February 8, 2024, the Company granted non-qualified options to purchase 500,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months.

On May 15, 2024, the Company granted non-qualified options to purchase 100,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months.

On May 15, 2024, the Company granted non-qualified options to purchase 100,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months.

On May 15, 2024, the Company granted non-qualified options to purchase 2,500,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months.

On May 15, 2024, the Company granted non-qualified options to purchase 1,000,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months.

On May 20, 2024, the Company granted non-qualified options to purchase 100,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months.

On May 24, 2024, the Company granted non-qualified options to purchase 100,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months.

On August 8, 2024, the Company granted non-qualified options to purchase 1,000,008 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months.

On August 13, 2024, the Company granted non-qualified options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months.

On August 13, 2024, the Company granted non-qualified options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months.

On September 19, 2024 Mr. Davies and the Company amended his October 1, 2021 stock option agreement from 3,150,000 to 1,000,000 options. In addition, Mr. Davies and the Company cancelled his November 11, 2022 stock option agreement of 2,077,500.

On October 1, 2024, the Company granted non-qualified options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months.

On October 1, 2024, the Company granted non-qualified options to purchase 1,000,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months.

On October 1, 2024, the Company granted non-qualified options to purchase 1,000,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months.

On October 1, 2024, the Company granted non-qualified options to purchase 500,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months.

On October 1, 2024, the Company granted non-qualified options to purchase 200,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months.

28

On October 2, 2024, the Company granted non-qualified options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months.

On October 2, 2024, the Company granted non-qualified options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months.

On October 15, 2024, the Company granted non-qualified options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months.

On November 15, 2024, the Company granted non-qualified options to purchase 1,000,008 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months.

During the years ended December 31, 2024 and 2023, the Company paid consulting fees of $41,250 and $30,000, respectively, to Carla Miller, a director, who was appointed as the Controller on February 1, 2024. On October 25, 2021, the Company granted Ms. Miller non-qualified options to purchase 31,500 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire October 1, 2031. On May 15, 2024, the Company granted Ms. Miller non-qualified stock options to purchase 100,000 shares of Common Stock at an exercise price of $1.00. The option vest over a period of 36 months and expire May 15, 2034. On October 1, 2024, the Company granted Ms. Miller non-qualified stock options to purchase 200,000 shares of Common Stock at an exercise price of $1.00. The option vest over a period of 36 months and expire October 1, 2034

Item 6. Other Information

None.

29

Item 7. Financial Statements

CancerVAX, Inc.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of CancerVAX, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of CancerVAX, Inc. (the Company) as of December 31, 2024 and 2023 the related statements of operations, stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered a net loss from operations and has a net capital deficiency, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are discussed in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB .

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and the significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audit provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Stock-based Compensation

As discussed in Note 9 to the financial statements, the Company issues equity based awards in accordance with ASC 718, Compensation. Auditing management’s calculation of the fair value of equity based awards can be a significant judgment given the fact that the Company uses management estimates on various inputs to the calculation. Other less complex equity awards are based upon the closing market price.

To evaluate the appropriateness of the fair value determined by management, we examined and evaluated the inputs management used in calculating the fair value of the equity-based award. We also ensured that the Company properly used the correct closing market price for other equity-based awards.

/s/ M&K CPAS, PLLC

M&K CPAS, PLLC

We have served as the Company’s auditor since 2022

The Woodlands, TX

April 25, 2025

F-2

CancerVAX, Inc.

Balance Sheets

	December 31,	December 31,
	2024	2023
Assets

Current assets:
Cash	$183,505	$138,209
Prepaid expenses	11,198	14,146
Deferred offering costs	100,000	51,750

Total current assets	294,703	204,105

Long-term assets:
Property and equipment, net	1,241	1,837
Deposits	3,500	-

Total assets	$299,444	$205,942

Liabilities, Mezzanine and Stockholders’ Deficit

Current liabilities:
Accounts payable and accrued liabilities	$1,423,173	$1,684,944
Accrued interest – related party	39,666	-
Accrued liabilities	63,308	-
Notes payable – related party	1,895,000	-

Total liabilities	3,421,147	1,684,944

Mezzanine:
Series A preferred stock, $0.001 par value, 200,000 shares authorized, issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	2,000,000	2,000,000
Series B preferred stock, $0.001 par value, 10,000 and 5,000 shares authorized, issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	1,000,000	500,000

Commitments and contingencies	-	-

Stockholders’ deficit:
Common stock, $0.001 par value, 10,000,000,000 shares authorized, 602,881 and 580,633 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	603	581
Additional paid-in capital	3,200,772	955,817
Accumulated deficit	(9,323,078)	(4,935,400)

Total stockholders’ deficit	(6,121,703)	(3,979,002)

Total liabilities, mezzanine and stockholders’ deficit	$299,444	$205,942

See accompanying notes to financial statements

F-3

CancerVAX, Inc.

Statements of Operations

	Years ended December 31,
	2024	2023

Revenues	$-	$-

Operating expenses:
General and administrative expenses	3,747,910	1,500,469
Research and development	497,128	1,918,105

Total operating expenses	4,245,038	3,418,574

Loss from operations before income taxes	(4,245,038)	(3,418,574)

Other income/(expenses):
Interest expense	(133,019)	-
Loss on settlement of debt	(9,621)	-
Total other income/(expenses)	(142,640)	-

Provision for income taxes	-	-

Net loss	$(4,387,678)	$(3,418,574)

Weighted average number of common shares outstanding	595,767	244,603

Net loss per common share, basic and diluted	$(7.36)	$(13,.98)

See accompanying notes to financial statements

F-4

CancerVAX, Inc.

Statements of Stockholders’ Deficit

For the years Ended December 31, 2024 and 2023

	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Additional Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance, December 31, 2022	200,000	$2,000,000	-	$-	112,500	$113	$128,862	$(1,516,826)	$(1,387,851)

Related party stock option expense	-	-	-	-	-	-	101,094	-	101,094

Stock option expense	-	-	-	-	-	-	22,215	-	22,215

Sale of common stock for cash	-	-	-	-	468,133	468	703,646	-	704,114

Issuance of Series B preferred stock to a related party for cash	-	-	5,000	500,000	-	-	-	-	-

Net loss	-	-	-	-	-	-	-	(3,418,574)	(3,418,574)

Balance, December 31, 2023	200,000	2,000,000	5,000	500,000	580,633	581	955,817	(4,935,400)	(3,979,002)

Related party stock option expense	-	-	-	-	-	-	1,596,268	-	1,596,268

Stock option expense	-	-	-	-	-	-	506,644	-	506,644

Sale of common stock for cash	-	-	-	-	22,248	22	61,726	-	61,748

Issuance of Series B preferred stock to a related party for cash	-	-	5,000	500,000	-	-	-	-	-

Imputed interest	-	-	-	-	-	-	80,317	-	80,317

Net loss	-	-	-	-	-	-	-	(4,387,678)	(4,387,678)

Balance, December 31, 2024	200,000	$2,000,000	10,000	$1,000,000	602,881	$603	$3,200,772	$(9,323,078)	$(6,121,703)

See accompanying notes financial statements.

F-5

CancerVAX, Inc.

Statements of Cash Flows

	Years ended December 31,
	2024	2023

Cash flows from operating activities:
Net loss	$(4,387,678)	$(3,418,574)
Adjustments to reconcile net loss to net cash used in operating activities:
Related party stock option expense	1,596,268	101,094
Stock option expense	506,644	22,215
Loss on settlement of debt	9,621	-
Depreciation expense	596	596
Changes in operating assets and liabilities:
(Increase) decrease in prepaid expenses	2,948	2,212
(Increase) decrease in deferred offering costs	(65,469)	(51,750)
(Increase) decrease in deposits	(3,500)	2,500
Increase (decrease) in accounts payable	(261,771)	1,673,054
Increase (decrease) in accrued interest	130,362	-
Increase (decrease) in accrued liabilities	63,308	-

Net cash used in operating activities:	(2,408,671)	(1,668,653)

Cash flows from investing activities:
Net cash used in investing activities	-	-

Cash flows from financing activities:
Proceeds from the issuance of common stock	78,967	704,114
Proceeds from the issuance of Series B preferred stock to a related party	-	500,000
Proceeds from notes payable	2,375,000	-

Net cash provided by financing activities	2,453,967	1,204,114

Net increase (decrease) in cash	45,296	(464,539)
Cash at the beginning of the year	138,209	602,748

Cash at the end of the period	$183,505	$138,209
Supplemental disclosure:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Non-cash investing and financing activities:
Conversion of debt into Series B preferred stock	$500,000	$-
Imputed interest	$80,317	$-
Amortization of deferred offering costs	$17,219	$-

See accompanying notes to financial statements

F-6

CancerVAX, Inc.

Notes to Financial Statements

For the years Ended December 31, 2024 and 2023

NOTE 1 – THE COMPANY AND NATURE OF BUSINESS

CancerVAX, Inc. (the “Company”) was incorporated in the state of Nevada on March 26, 2021.

CancerVax is a pre-clinical biotech company developing a novel Universal Cancer Treatment platform that will be customizable, as an injection, to treat many types of cancer. Our innovative approach detects, marks, and kills only cancer cells. by making cancer cells look like well immunized common diseases such as measles or chickenpox, we intend to use the body’s natural immune system to easily kill the cancer cells. We have also created our first cancer drug candidate – a single-disease specific immunotherapy targeting Ewing sarcoma, a rare but deadly bone and soft tissue cancer primarily affecting children and young adults. We look forward to the day when treating cancer will be as simple as getting a shot – a better way to fight cancer.

This universal cancer vaccine approach is currently in the conceptual stage. We filed a provisional patent application in October 2021, and a subsequent provisional patent describing our novel Smart mRNA technology was filed in August 2024.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires the Company’s management to make judgments, assumptions and estimates that affect the amounts reported in its financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and these differences may be material. Material management estimates include the grant date value of the stock options which is recognized as an expense over the period in which the stock options vest.

Cash and Cash Equivalents

We consider highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company places its cash and cash equivalents with large commercial banks. The Federal Deposit Insurance Corporation (“FDIC”) insures these balances, up to $250,000. Of the Company’s cash balance as of December 31, 2024, $0 was not insured. As of December 31, 2024 and December 31, 2023, there were no cash equivalents.

F-7

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over an estimated useful life of the asset.

Mezzanine

Series A and Series B preferred stock that contains certain default provisions requiring mandatory cash redemption that are outside the control of the Company is recorded at its face value as Mezzanine in the accompanying balance sheet.

Stock-Based Compensation

Stock-based compensation is measured at the grant date based on the value of the award granted using either the Black-Scholes option pricing model or a multinomial lattice model based on projections of various potential future outcomes and recognized over the period in which the award vests. For stock awards no longer expected to vest, any previously recognized stock compensation expense is reversed in the period of termination. Stock-based compensation expense is included in general and administrative expenses.

Research and Development

Research and development expenses are expensed as incurred and totaled $497,128 and $1,918,105 for the years ended December 31, 2024 and 2023, respectively.

Advertising and Marketing

Advertising and marketing expenses are expensed as incurred and totaled $543,889 and $636,020 for the years ended December 31, 2024 and 2023, respectively.

Trademark and Patents

Costs and expenses to prepare and file applications for trademark and patents are expensed as incurred and included in general and administrative expenses. Such expenses totaled $90,574 and $6,778 for the years ended December 31, 2024 and 2023, respectively.

Income Taxes

No provision for income taxes has been recorded in the accompanying financial statements due to the net loss of the Company through December 31, 2024.

We account for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2024 and 2023, the deferred tax asset was fully offset by a 100% valuation allowance.

F-8

Income (Loss) per Share

Basic net income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding. Diluted net income or loss per common share is computed by dividing net income or loss by the sum of the weighted average number of common shares outstanding and the dilutive potential common share equivalents then outstanding. Potential dilutive common share equivalents consist of shares issuable upon the conversion of Series A and Series B Preferred Stock and exercise of outstanding stock options to acquire common stock, using the treasury stock method and the average market price per share during the period. Potential dilutive common share equivalents totaled 4,505,953,346 and 4,505,953,346 shares for the years ended December 31, 2024 and 2023, respectively.

For the years ended December 31, 2024 and 2023, potential common share equivalents are anti-dilutive; therefore, basic net loss per common share is the same as diluted net loss per share.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. The Company adopted the ASU for the fiscal year ended December 31, 2024. The amendments only impact disclosures and are not expected to have an impact on the Company’s financial condition and results of operations.

The Company does not believe any recently issued accounting pronouncements has had or will have a material impact on its financial position or results of operations.

Segment Reporting

CancerVax, Inc. operates a single operating segment, focusing on developing a novel Universal Cancer Treatment platform that will be customizable, as an injection, to treat many types of cancer.

The accounting policies of the operating segment are the same as those described in the summary of significant accounting policies. The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer. The CODM assesses performance for the segment and decides how to allocate resources based on net income (loss) that is reported on the income statement. The measure of segment assets is reported on the balance sheet as total assets.

As the Company did not generate revenues in 2024, the CODM assessed Company performance through the achievement of target identification goals. In addition to the Company’s Statement of Operations, the CODM regularly works with the Controller and Chief Operating Officer to develop budgeted and forecasted expense information which is used to determine the Company’s liquidity needs and cash allocation.

NOTE 3 – GOING CONCERN UNCERTAINTY

The Company was recently formed and has limited operating history. During the year ended December 31, 2024, the Company used net cash of $2,408,671 in operations and as of December 31, 2024, had an accumulated deficit of $9,323,078. The uncertainties surrounding the successful implementation of the Company’s business plan, including obtaining sufficient financing moving forward, raise substantial doubt about the Company’s ability to continue as a going concern.

The accompanying financial statements have been prepared in conformity with U.S. GAAP, which contemplate continuation of the Company as a going concern and the realization of assets and satisfaction of liabilities in the normal course of business. The ability of the Company to reach a successful level of operations is dependent on the execution of management’s plans, which include the raising of capital through the debt and/or equity markets, until such time that funds provided by operations are sufficient to fund working capital requirements. If the Company were not to continue as a going concern, it would likely not be able to realize its assets at values comparable to the carrying value or the fair value estimates reflected in the balances set out in the preparation of the financial statements.

There can be no assurances that the Company will be successful in attaining a profitable level of operations or in generating additional cash from the equity/debt markets or other sources fund its operations. The financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary. Should the Company not be successful in its business plan or in obtaining the necessary financing to fund its operations, the Company would need to curtail certain or all operational activities and/or contemplate the sale of its assets, if necessary.

F-9

NOTE 4. RELATED PARTY TRANSACTIONS

Notes Payable – Related Party

Our related party notes payable consisted of the following:

	December 31, 2024	December 31, 2023
Demand Note entered into on 02/15/24 [1]	$100,000	$-
Demand Note entered into on 03/13/24 [2]	-	-
Demand Note entered into on 03/22/24 [3]	-	-
Demand Note entered into on 04/02/24 [4]	250,000	-
Demand Note entered into on 05/08/24 [5]	150,000	-
Demand Note entered into on 05/24/24 [6]	75,000	-
Demand Note entered into on 06/10/24 [7]	240,000	-
Demand Note entered into on 07/15/24 [8]	-	-
Demand Note entered into on 08/15/24 [9]	150,000	-
Demand Note entered into on 09/05/24 [10]	200,000	-
Demand Note entered into on 10/04/24 [11]	200,000	-
Demand Note entered into on 10/30/24 [12]	250,000	-
Demand Note entered into on 12/04/24 [13]	280,000	-
Notes Payable - Related Party	$1,895,000	$-

[1]	On February 15, 2024, we received proceeds of $100,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than February 15, 2025. During the years ended December 31, 2024 and 2023 we recognized $4,444 and $0 of interest expense on the note and made no payments of principal or interest, resulting in $4,444 of accrued interest – related party as of December 31, 2024.

[2]	On March 13, 2024, we received proceeds of $360,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than March 13, 2025. During the years ended December 31, 2024 and 2023 we recognized $8,697 and $0 of interest expense on the note. On September 6, 2024, the Company and Bountiful Capital, LLC entered into an exchange agreement for $480,000 of debt and accrued interest in exchange for 5,000 shares of Series B Preferred Stock worth $500,000. Whereas the principal of $360,000 and $8,697 of accrued interest of this loan were exchanged, resulting in no accrued interest – related party as of December 31, 2024 and a loss on settlement of debt of $7,216.

[3]	On March 22, 2024, we received proceeds of $50,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than March 22, 2025. During the years ended December 31, 2024 and 2023 we recognized $1,167 and $0 of interest expense on the note. On September 6, 2024, the Company and Bountiful Capital, LLC entered into an exchange agreement for $480,000 of debt and accrued interest in exchange for 5,000 shares of Series B Preferred Stock worth $500,000. Whereas the principal of $50,000 and $1,167 of accrued interest of this loan were exchanged, resulting in no accrued interest – related party as of December 31, 2024 and a loss on settlement of debt of $1,058.

[4]	On April 4, 2024, we received proceeds of $250,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than April 4, 2025. During the years ended December 31, 2024 and 2023 we recognized $9,410 and $0 of interest expense on the note and made no payments of principal or interest, resulting in $9,410 of accrued interest – related party as of December 31, 2024.

[5]	On May 8, 2024, we received proceeds of $150,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than May 8, 2025. During the years ended December 31, 2024 and 2023 we recognized $4,938 and $0 of interest expense on the note and made no payments of principal or interest, resulting in $4,938 of accrued interest – related party as of December 31, 2024.

[6]	On May 24, 2024, we received proceeds of $75,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than May 24, 2025. During the years ended December 31, 2024 and 2023 we recognized $2,302 and $0 of interest expense on the note and made no payments of principal or interest, resulting in $2,302 of accrued interest – related party as of December 31, 2024.

[7]	On June 10, 2024, we received proceeds of $240,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than June 10, 2025. During the years ended December 31, 2024 and 2023 we recognized $6,800 and $0 of interest expense on the note and made no payments of principal or interest, resulting in $6,800 of accrued interest – related party as of December 31, 2024.

[8]	On July 15, 2024, we received proceeds of $70,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than July 15, 2025. During the years ended December 31, 2024 and 2023 we recognized $515 and $0 of interest expense on the note. On September 6, 2024, the Company and Bountiful Capital, LLC entered into an exchange agreement for $480,000 of debt and accrued interest in exchange for 5,000 shares of Series B Preferred Stock worth $500,000. Whereas the principal of $70,000 and $515 of accrued interest of this loan were exchanged, resulting in no accrued interest – related party as of December 31, 2024 and a loss on settlement of debt of $1,347.

[9]	On August 15, 2024, we received proceeds of $150,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than August 15, 2025. During the years ended December 31, 2024 and 2023 we recognized $2,875 and $0 of interest expense on the note and made no payments of principal or interest, resulting in $2,875 of accrued interest – related party as of December 31, 2024.

F-10

[10]	On September 5, 2024, we received proceeds of $200,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than September 5, 2025. During the years ended December 31, 2024 and 2023 we recognized $3,250 and $0 of interest expense on the note and made no payments of principal or interest, resulting in $3,250 of accrued interest – related party as of December 31, 2024.

[11]	On October 4, 2024, we received proceeds of $200,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than October 4, 2025. During the years ended December 31, 2024 and 2023 we recognized $2,444 and $0 of interest expense on the note and made no payments of principal or interest, resulting in $2,444 of accrued interest – related party as of December 31, 2024.

[12]	On October 30, 2024, we received proceeds of $250,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than October 30, 2025. During the years ended December 31, 2024 and 2023 we recognized $2,153 and $0 of interest expense on the note and made no payments of principal or interest, resulting in $2,153 of accrued interest – related party as of December 31, 2024.

[13]	On December 4, 2024, we received proceeds of $280,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than December 4, 2025. During the years ended December 31, 2024 and 2023 we recognized $1,050 and $0 of interest expense on the note and made no payments of principal or interest, resulting in $1,050 of accrued interest – related party as of December 31, 2024.

During the year ended December 31, 2024, the Company imputed $80,317 of interest on the above notes payable – related party for an effective interest rate of 13%. This resulted in an increase to Additional paid in capital.

Other Related Party Arrangements

Effective January 1, 2023, the Company and Ryan Davies, Former President and Chief Executive Officer entered into an employment agreement pursuant to which Mr. Davies would receive an annual salary of $277,000, payable monthly at $23,083. The agreement provided a bonus based on milestones to be determined by the Company’s Board of Directors. The agreement could be terminated at any time by either party upon written notice. If employment is terminated by the Company without cause, the Company shall pay Mr. Davies a severance amount equal to six months of base salary. Effective February 1, 2024, Mr. Davies resigned as Chief Executive Officer and President and, on September 19, 2024, Mr. Davies resigned from his Board position with the Company. During the years ended December 31, 2024 and 2023 wages of $181,583 and $288,542, respectively were paid to Mr. Davies.

On October 1, 2021, the Company granted Mr. Davies non-qualified options to purchase 3,150,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire October 1, 2031. Stock option expense of $36,820 and $55,236 was recorded for these options during the years ended December 31, 2024 and 2023, respectively. This stock option grant was modified on September 19, 2024 to consist of the grant of 1,000,000 fully-vested shares at an exercise price of $0.08 per share that expire on December 31, 2029. Stock option expense of $9,551 and $0 was recorded for these options during the years ended December 31, 2024 and 2023, respectively.

On November 1, 2022, the Company granted Mr. Davies non-qualified options to purchase 2,077,500 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire November 1, 2032. Stock option expense of $24,284 and $36,420 was recorded for these options during the years ended December 31, 2024 and 2023, respectively. This stock option grant was subsequently cancelled on September 19, 2024.

F-11

Effective September 19, 2024, Ryan Davies resigned from the Board of Directors of the Company. The Company entered into a Separation and Severance Agreement with Mr. Davies and a First Amended Notice of Grant of Non-Qualified Stock Options on that same date. The Agreements cancelled entirely Mr. Davies’ second stock option grant and modified his first stock option grant to grant 1,000,000 shares at an exercise price of $0.08 per share that are fully vested and expire on December 31, 2029.

On April 1, 2023, the Company and Byron Elton, Chief Marketing Officer entered into an employment agreement pursuant to which Mr. Elton will receive an annual salary of $240,000, payable monthly at $20,000. The agreement may be terminated at any time by either party upon written notice. Effective February 1, 2024, Mr. Elton was appointed Chief Executive Officer and President. During the years ended December 31, 2024 and 2023 wages of $230,000 and $180,000, respectively were paid to Mr. Elton.

On December 16, 2022, the Company granted Byron Elton, a member of the Company’s Board of Directors, non-qualified options to purchase 108,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire December 16, 2032. Stock option expense of $1,894 and $1,580 was recorded for these options during the years ended December, 2024 and 2023, respectively.

On February 7, 2023, the Company granted Byron Elton, a member of the Company’s Board of Directors, non-qualified options to purchase 500,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire February 7, 2033. Stock option expense of $8,767 and $7,306 was recorded for these options during the years ended December 31, 2024 and 2023, respectively.

On May 15, 2024, the Company granted Byron Elton, a member of the Company’s Board of Directors, non-qualified options to purchase 1,000,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire May 15, 2034. Stock option expense of $315,369 and $0 was recorded for these options during the years ended December 31, 2024 and 2023, respectively.

Effective February 1, 2024, Carla Miller was appointed Controller. During the years ended December 31, 2024 and 2023, the Company paid consulting fees of $41,250 and $30,000, respectively, to Carla Miller, a stockholder and its Business Manager.

On October 25, 2021, the Company granted Ms. Miller non-qualified options to purchase 31,500 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire October 1, 2031. Stock option expense of $460 and $552 was recorded for these options during the year ended December 31, 2024 and 2023, respectively.

On May 15, 2024, the Company granted Ms. Miller non-qualified options to purchase 100,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire May 15, 2034. Stock option expense of $31,537 and $0 was recorded for these options during the years ended December 31, 2024 and 2023, respectively.

On October 1, 2024, the Company granted Ms. Miller non-qualified options to purchase 200,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire October 1, 2034. Stock option expense of $18,103 and $0 was recorded for these options during the years ended December 31, 2024 and 2023, respectively.

On February 8, 2024, the Company granted Mr. Van Noy, Chief Operating Officer, non-qualified options to purchase 500,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire February 8, 2034. Stock option expense of $227,135 and $0 was recorded for these options during the years ended December 31, 2024 and 2023, respectively.

On May 15, 2024, the Company granted Mr. Van Noy, Chief Operating Officer, non-qualified options to purchase 2,500,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire May 15, 2034. Stock option expense of $790,782 and $0 was recorded for these options during the years ended December 31, 2024 and 2023, respectively.

On October 1, 2024, Brad Pearce was appointed Director and the Company granted Mr. Pearce non-qualified options to purchase 1,000,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire October 1, 2034. Stock option expense of $90,513 and $0 was recorded for these options during the years ended December 31, 2024 and 2023, respectively.

On November 15, 2024, George Katibah was appointed Chief Scientific Officer and the Company granted Mr. Katibah non-qualified options to purchase 1,000,008 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire November 15, 2034. Stock option expense of $46,003 and $0 was recorded for these options during the years ended December 31, 2024 and 2023, respectively.

F-12

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2024 and December 31, 2023 is comprised of the following:

	Estimated Useful Life (years)	December 31, 2024	December 31, 2023
Computer equipment	5	$2,979	$2,979
Accumulated depreciation		(1,738)	(1,142)

Net		$1,241	$1,837

Total depreciation expense for the years ended December 31, 2024 and 2023, was $596 and $596, respectively, all of which was recorded in our general and administrative expenses on our statement of operations.

NOTE 6. MEZZANINE

The Company has 50,000,000 authorized shares of $0.001 par value per share preferred stock.

Series A Preferred Stock

During the year ended December 31, 2021, our Board of Directors approved the designation of 200,000 of the Company’s shares of preferred stock as Series A Preferred Stock. In March 2021, the Company issued 200,000 Series A preferred shares to Bountiful Capital, LLC, an institutional investor for cash of $2,000,000. The Company had 200,000 Series A preferred shares issued and outstanding as of December 31, 2023 and December 31, 2022.

The Series A preferred stock is recorded at its face value of $10 per share or a total face value of $2,000,000 as of December 31, 2024 and December 31, 2023. The preferred stock is convertible into shares of the Company’s common stock at a ratio of 10,000 shares of common stock for each share of Series A preferred stock. The Series A preferred stock has no voting rights.

The holders of the Series A preferred stock shall be entitled to receive dividends pari passu with holders of the Company’s common stock and shall be entitled to a liquidation preference, as defined in the Certificate of Designation, equal to the stated value of $10 per Series A preferred stock.

According to the terms of the Series A preferred stock, upon the sale of all or substantially all of the Company’s assets, any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization resulting in a change of ownership control, a liquidation, dissolution or winding up shall be deemed to occur. This change of control provision requires the Series A preferred stock to be classified as mezzanine in the accompanying balance sheet.

F-13

Series B Preferred Stock

During the year ended December 31, 2023, our Board of Directors approved the designation of 50,000 of the Company’s shares of preferred stock as Series B Preferred Stock. In October 2023, the Company issued 5,000 Series B preferred shares to Bountiful Capital, LLC, an institutional investor for cash of $500,000. Due to the individual with voting and investment control over Bountiful Capital, LLC owning more than 10% of the Company’s common stock at this time of this transaction, Bountiful Capital, LLC is considered a related party. In September of 2024, the Company and Bountiful Capital, LLC entered into an exchange agreement for $480,000 of debt and accrued interest in exchange for 5,000 shares of Series B Preferred Stock worth $500,000, (see Note 4). The Company had 10,000 and 5,000 Series B preferred shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively.

The Series B preferred stock is recorded at its face value of $100 per share or a total face value of $1,000,000 and $500,000 as of December 31, 2024 and December 31, 2023, respectively. The preferred stock is convertible into shares of the Company’s common stock at a ratio of $1 per share of common stock. The Series B preferred stock has no voting rights.

The holders of the Series B preferred stock shall be entitled to receive dividends pari passu with holders of the Company’s common stock and shall be entitled to a liquidation preference, as defined in the Certificate of Designation, equal to the stated value of $100 per Series B preferred stock.

According to the terms of the Series B preferred stock, upon the sale of all or substantially all of the Company’s assets, any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization resulting in a change of ownership control, a liquidation, dissolution or winding up shall be deemed to occur. This change of control provision requires the Series B preferred stock to be classified as mezzanine in the accompanying balance sheet.

NOTE 7. STOCKHOLDERS’ EQUITY

Common Stock

The Company has 10,000,000,000 authorized shares of $0.001 par value per share common stock, of which 602,881 and 580,633 shares were issued and outstanding as of December 31, 2024 and December 31, 2023, respectively. Effective March 27, 2023, the Company amended its Articles of Incorporation to increase authorized shares from 6,000,000,000 to 10,000,000,000.

During the year ended December 31, 2024, through the use of an equity crowdfunding platform, the Company sold 22,248 shares of common stock for gross proceeds of $38,211 and paid offering and other costs directly related to the offering of $17,219. These costs were charged against the gross proceeds from the offering. In addition, the Company received $40,756 cash proceeds during the year ended December 31, 2024 from the sale of common stock in the prior year.

During the year ended December 31, 2023, through the use of an equity crowdfunding platform, the Company sold 459,801 shares of common stock for gross proceeds of $792,508. In conjunction with the sale of the shares the Company issued 8,332 shares of common stock as a commission to the equity crowdfunding platform and paid offering and other costs directly related to the offering of $88,394. These costs were charged against the gross proceeds from the offering.

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NOTE 8. COMMITMENTS AND CONTINGENCIES

Sponsored Research Agreements

In July 2022, the Company executed a Sponsored Research Agreement (the “Second Sponsored Research Agreement “) with the Regents of the University of California (the “Regents”) to research and develop a universal cancer vaccine platform allowing vaccinated cancer cells to express an engineered antigen that can be recognized by an immunotherapy or other targeted agents offering new treatment possibilities across the cancer landscape.

The research program with the Regents, which is currently being conducted at UCLA, commenced on July 15, 2022 and has been extended through the end of June 2024 with the option to extend through the end of the year at no additional cost, under the direction of the Principal Investigator, Dr. Steven Jonas from the Department of Pediatrics, Hematology & Oncology, Dr. Satiro De Olivera specializing in pediatric hematologic malignancy and Dr. Christopher Seet with a specialty in the treatment of hematologic malignancies, including hematopoietic stem cell transplantation, cellular therapy and clinical trials of novel therapeutics.

The Second Sponsored Research Agreement is effective for two years after the effective date; at such time, the Research Agreement will expire unless extended by mutual written consent of both parties. The Second Sponsored Research Agreement may be terminated by either party at any time upon 30 days’ written notice to the other party, regardless of whether the Research Project has been completed. In addition, in the event of a material breach of the Research Agreement by a party, the non-breaching party may terminate the Research Project and the Research Agreement immediately upon written notice to the breaching party. As of December 31, 2024, the Company has paid $870,135 of the total $2,197,593 due over the term of the Second Sponsored Research Agreement. As of December 31, 2024, the Company recorded $1,327,458 as amounts due to the Regents under the Second Sponsored Research Agreement. In August 2024, the Company terminated this research agreement with UCLA.

Evaluation License and Option Agreement

Effective July 1, 2022, the Company and the Regents of the University of California (“Regents”) entered into an Evaluation License and Option Agreement (“Option Agreement”). Pursuant to the Option Agreement, the Regents granted the Company an evaluation license to evaluate the inventions claimed in certain patent rights owned by the Regents to determine Optionee’s interest in acquiring certain commercialization rights to the patents. In addition, the parties agreed to enter into a Second Sponsored Research Agreement with UCLA. The term of the Option agreement is 24 months, subject to termination by the Regents at any time, and may be extended as agreed in writing. During the years ended December 31, 2024 and 2023, research and development fees paid to the Regents totaled $292,726 and $570, respectively.

Legal Proceedings

The Company may be subject to legal proceedings and claims arising from contracts or other matters from time to time in the ordinary course of business. Management is not aware of any pending or threatened litigation where the ultimate disposition or resolution could have a material adverse effect on its financial position, results of operations or liquidity.

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NOTE 9. STOCK OPTIONS AND WARRANTS

On February 7, 2023, the Company granted a consultant non-qualified options to purchase 108,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire February 7, 2033. Stock option expense of $1,894 and $1,578 was recorded for these options during the years ended December 31, 2024 and 2023, respectively.

On August 1, 2023, the Company granted a consultant non-qualified options to purchase 100,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire August 1, 2033. On May 20, 2024, the non-qualified options were modified to 100,000 shares of common stock at an exercise price of $1.00 per share, the options to vest over a period of 36 months and expire May 20, 2034. Stock option expense of $25,796 and $20,637 was recorded for these options during the years ended December 31, 2024 and 2023, respectively.

On May 15, 2024, the Company granted a consultant non-qualified options to purchase 100,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire May 15, 2034. Stock option expense of $10,616 and $0 was recorded for these options during the years ended December 31, 2024 and 2023, respectively.

On May 20, 2024, the Company granted a consultant non-qualified options to purchase 100,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire May 20, 2034. Stock option expense of $42,557 and $0 was recorded for these options during the years ended December 31, 2024 and 2023, respectively.

On May 24, 2024, the Company granted a consultant non-qualified options to purchase 100,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire May 24, 2034. Stock option expense of $34,248 and $0 was recorded for these options during the years ended December 31, 2024 and 2023, respectively.

On August 8, 2024, the Company granted a consultant non-qualified options to purchase 1,000,008 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire August 8, 2034. Stock option expense of $197,144 and $0 was recorded for these options during the years ended December 31, 2024 and 2023, respectively.

On August 13, 2024, the Company granted a consultant non-qualified options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire August 13, 2034. Stock option expense of $9,882 and $0 was recorded for these options during the years ended December 31, 2024 and 2023, respectively.

On August 13, 2024, the Company granted a consultant non-qualified options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire August 13, 2034. Stock option expense of $9,882 and $0 was recorded for these options during the years ended December 31, 2024 and 2023, respectively.

On October 1, 2024, the Company granted a consultant non-qualified options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire October 1, 2034. Stock option expense of $4,949 and $0 was recorded for these options during the years ended December 31, 2024 and 2023, respectively.

On October 1, 2024, the Company granted a consultant non-qualified options to purchase 500,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire October 1, 2034. Stock option expense of $49,133 and $0 was recorded for these options during the years ended December 31, 2024 and 2023, respectively.

On October 1, 2024, the Company granted a consultant non-qualified options to purchase 1,000,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire October 1, 2034. Stock option expense of $98,266 and $0 was recorded for these options during the years ended December 31, 2024 and 2023, respectively.

On October 2, 2024, the Company granted a consultant non-qualified options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire October 2, 2034. Stock option expense of $7,413 and $0 was recorded for these options during the years ended December 31, 2024 and 2023, respectively.

F-16

On October 2, 2024, the Company granted a consultant non-qualified options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire October 2, 2034. Stock option expense of $7,413 and $0 was recorded for these options during the years ended December 31, 2024 and 2023, respectively.

On October 15, 2024, the Company granted a consultant non-qualified options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire October 15, 2034. Stock option expense of $7,451 and $0 was recorded for these options during the years ended December 31, 2024 and 2023, respectively.

During the years ended December 31, 2024 and December 31, 2023, the Company granted 7,300,008 and 500,000 non-qualified stock options exercisable for shares of common stock, respectively to related parties. During the year ended December 31, 2024 and December 31, 2023, 5,237,500 and 0 non-qualified stock options held by related parties were cancelled. See Notes 4.

A summary of the Company’s stock options as of December 31, 2024 and December 31, 2023, is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Term (Years)	Aggregate Intrinsic Value

Outstanding at December 31, 2022	5,367,000	$0.08
Granted	708,000	$0.08
Exercised	-	$-
Cancelled or expired	-	$-

Outstanding as of December 31, 2023	6,075,000	$0.08
Granted	10,400,016	$0.91
Exercised	-	$-
Cancelled or expired	(5,327,500)	$0.08

Outstanding as of December 31, 2024	11,147,516	$0.86	9.05	$11,528,989

Exercisable as of December 31, 2024	2,393,830	$0.43	7.26	$3,487,559

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the estimated market value of our common stock of $1.89 and $1.88 as of December 31, 2024 and December 31, 2023, respectively which would have been received by the holders of in-the-money options had the holders exercised their options as of that date.

Grant date fair value of the stock options was calculated using a modified Black Scholes option pricing model. The grant date fair value is recognized as an expense over the term of the options as they vest or on a straight-line basis. During the years ended December 31, 2024 and 2023, stock option expense of $2,102,913 and $123,308, respectively, was recognized and included in general and administrative expenses. Unrecognized stock option expense was $13,877,299 as of December 31, 2024.

The significant assumptions used in the calculation of grant date fair value of the non-qualified stock options are as follows:

Expected term	Midpoint between vesting date and expiration date
Risk free interest rate	3.49 – 4.50%
Expected volatility	101.48 – 105.89%
Stock price per share	$1.88-$1.89
Expected term [1]	5.28-10

[1] When determining the expected term for options issued to related parties, the Company used the simplified method.

Effective September 25, 2021, a non-related party purchased a pre-funded common stock purchase warrant for $2,500. The purchaser was entitled at any time on or after September 25, 2023 to subscribe for and purchase up to 31,250 common shares of the Company at an exercise price of $0.08 per share. The warrant contained a cashless exercise feature as defined in the warrant agreement and expired without being exercised.

NOTE 10. SUBSEQUENT EVENTS

Management has evaluated subsequent events according to the requirements of ASC TOPIC 855 and has disclosed the following:

Promissory Notes

Subsequent to December 31, 2024, the Company entered four promissory notes with the same lender for total borrowings of $960,000. The notes mature one year after they were entered and bear interest at a rate of 5% per year.

Stock Issuance

On January 1, 2025, the Company issued 300 shares of its Series B Preferred Stock for $30,000 cash through a subscription agreement.

F-17

Item 8. Exhibits

INDEX TO EXHIBITS

2.1	Articles of Incorporation dated March 26, 2021(1)

2.2	Certificate of Amendment to the Articles of Incorporation dated January 24, 2022(1)

2.3	Bylaws(1)

3.1	Certificate of Designation of Series A Preferred Stock of CancerVAX, Inc.(1)

3.2	Series A Securities Purchase Agreement between CancerVAX, Inc. and Bountiful Capital, LLC dated March 30, 2021(1)

3.3	Investor Rights Agreement between CancerVAX, Inc. and Bountiful Capital, LLC dated October 1, 2021(1)

3.4	Right of First Refusal and Co-Sale Agreement by and among CancerVAX, Inc., Bountiful Capital, LLC and certain Key Holders dated October 1, 2021(1)

3.5	Certificate of Designation of Series B Preferred Stock of CancerVAX, Inc.(1)

3.6	Series B Securities Purchase Agreement between CancerVAX, Inc. and Bountiful Capital, LLC dated October 13, 2023(1)

4.1	Form of Investor Subscription Agreement(1)

10.1	Sponsored Research Agreement with University of California Los Angeles dated May 12, 2021(1)

10.2	Evaluation License and Option Agreement with the Regents of the University of California dated July 1, 2022(1)

10.3	Sponsored Research Agreement with University of California Los Angeles dated August 1, 2022(1)

10.4	Employment Agreement with Ryan Davies as of January 1, 2023(1)

10.5	Independent Contractor Agreement with Ryan Davies as of October 21, 2021(1)

10.6	Independent Contractor Agreement with Carla Miller as of April 1, 2021 (1)

10.7	Employment Agreement with Byron Elton as of April 1, 2023(1)

(1)	Incorporated by reference to that certain Form 1-A/A filed on March 11, 2024.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANY:

CancerVAX, Inc., a Nevada corporation

By :	/s/ Byron Elton
Name:	Byron Elton
Title:	Chief Executive Officer, President, Treasurer, Secretary, Chairman

Date:	April 25, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Carla Miller
Carla Miller
Director April 25, 2025

/s/ Byron Elton
Byron Elton
Director April 25, 2025

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